Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER INTERCEPTS 10 METRES OF 2.2 g/t GOLD AND 98 g/t SILVER AT CARMEN DEPOSIT AND 6 METRES OF 85 g/t SILVER at NEW LA VERDE TARGET

April 19, 2011

Vancouver, British Columbia - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) is pleased to announce results from a further 12 holes from its reverse circulation drilling program at its Monterde Project in Mexico. Six holes were drilled at the southern end of the main Carmen and Cob structures and six holes were drilled on three new targets within two kilometres of the main Carmen deposit: La Verde, Veta Norte and Estructura 0409. A map of the three new areas drilled relative to Carmen can be viewed using the following link:
http://www.kimberresources.com/properties-new-targets

“We are making good progress on our drill program at Monterde,” said Gordon Cummings, President and CEO of Kimber Resources. “The most southerly of the three holes drilled at the new La Verde target intercepted 6 metres of 85 g/t silver approximately 60 metres below surface. Further holes are being planned at La Verde, which is seen as a prospective silver target with the possibility of gold deeper in the system,” he said. “In-fill drill results at Carmen are in line with expectations and core drilling is now underway to target deeper portions of the main Carmen structure to test for high grade gold-silver mineralization that could be mined underground.”

Highlights of assay results from the recent reverse circulation holes drilled at the Monterde are tabulated below, while complete results are attached:

Drill hole	From	To	Intercept*	Gold	Silver
	(m)	(m)	(m)	(g/t)	(g/t)
La Verde
MTR-464	86	92	6	trace	85.3
Carmen
MTR-467	60	66	6	0.45	107.3
including	62	64	2	1.20	150.0
MTR-470	38	48	10	2.18	98.0
including	42	44	2	7.98	233

* True widths are expected to range between 65% and 85% of the intervals reported on the table above.

Review of initial drilling at the new target areas to the north of Carmen

La Verde
A three hole program was completed on the La Verde structure to test the silver mineralization identified in surface sampling in 2010. All three drill holes began and ended in felsic, crystal-lithic tuff, similar to that encountered at depth on the Carmen structure two kilometres to the southwest. All three drill holes appear to have encountered the projection of the silicified La Verde structure at the planned depth. Alteration consisted of veinlets of quartz associated with oxidized pyrite and manganese oxides. A six metre interval averaging 85.3 g/t of silver was returned from drill hole MTR-464. Good potential exists both to the north and south of MTR-464 as well as down dip.

Estructura 0409
After reviewing the drill data from the drilling of the 0409 structure it is apparent that the drill hole did not reach the target because of steepening of the hole. Further drilling is being planned in this area to successfully intercept the targeted structure.

Veta Norte
Two holes were drilled at Veta Norte and low levels of silver mineralization were identified in samples with no significant results.

Review of drilling at the Carmen Deposit

The two reverse circulation holes (MTR-467 and MTR-470) drilled on sections 25 and 27, at the southern end of the current mineral resource model, intercepted 6 metres of 0.45 g/t gold and 107 g/t silver and 10 metres of 2.18 g/t gold and 98 g/t silver, respectively. Results were in line with prior expectations. The holes drilled at the most southerly end of Carmen beyond the current mineral resource limits did not intercept strong mineralization.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Preliminary Assessment for Monterde in 2010 represented a significant step forward for Kimber and is expected to lead to further development and more advanced economic studies at the Monterde deposits including the completion of a pre-feasibility study during 2011.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen and Veta Minitas deposits and other targets within the Monterde project, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “should”, “believe”, “may”, “will”, “if”, “anticipates” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Mare P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde project site are carried out under the supervision of Mr. Mare, who is the designated Qualified Person under National Instrument 43-101 for the Monterde project. Mr. Petrus (Marius) Mare, Vice-President Exploration, is the designated Qualified Person (Q.P.) for the Monterde project being responsible for quality control and has verified the data being disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks and duplicates inserted at the drill and standards inserted after sample preparation. Sample preparation was done by ALS Chemex at its Chihuahua laboratory. Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Complete table of Monterde drill results
To accompany Kimber News Release Dated April 19, 2011

Drill hole	Section	From	To	Intercept*	Gold	Silver
		(m)	(m)	(m)	(g/t)	(g/t)
La Verde
MTR-464		86	92	6	trace	85.3
MTR 461		NSR
MTR 463		NSR

Veta Norte
MTR 465		NSR
MTR 466		NSR

Estructura 0409
MTR 468		NSR*

Carmen
MTR-459	21	NSR
MTR-462	22	NSR
MTR-467	25	60	66	6	0.45	107.3
including	25	62	64	2	1.20	150.0
MTR-469	23	NSR
MTR-470	27	38	48	10	2.18	98.0
including	27	42	44	2	7.98	233
MTR-471	23	NSR

NSR = No significant results

*Targeted structure not intersected due to steepening of the hole.